UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DUNE ENERGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

265338707

(CUSIP number)

David B. Charnin, Esq. Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830 (203) 618-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 265338707	Schedule 13D/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Strategic Value Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,650,040
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,650,040
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,650,040
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.1% (1)
14.	TYPE OF REPORTING PERSON OO, IA

(1)	The calculation of the foregoing percentage is based on a total of 58,364,710 shares of Common Stock, which number includes 39,614,710 shares of Common Stock outstanding on November 2, 2012, as reported in the Issuer’s Form 10-Q filed with the SEC on November 2, 2012, plus 18,750,000 shares of Common Stock issued by the Issuer pursuant to transactions that took place on December 20, 2012.

CUSIP No. 265338707	Schedule 13D/A	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS SVP Special Situations LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,953,787
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,953,787
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,953,787
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.35% (1)
14.	TYPE OF REPORTING PERSON OO, IA

(1)	The calculation of the foregoing percentage is based on a total of 58,364,710 shares of Common Stock, which number includes 39,614,710 shares of Common Stock outstanding on November 2, 2012, as reported in the Issuer’s Form 10-Q filed with the SEC on November 2, 2012, plus 18,750,000 shares of Common Stock issued by the Issuer pursuant to transactions that took place on December 20, 2012.

CUSIP No. 265338707	Schedule 13D/A	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS Victor Khosla
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,650,040
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,650,040
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,650,040
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.1% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	The calculation of the foregoing percentage is based on a total of 58,364,710 shares of Common Stock, which number includes 39,614,710 shares of Common Stock outstanding on November 2, 2012, as reported in the Issuer’s Form 10-Q filed with the SEC on November 2, 2012, plus 18,750,000 shares of Common Stock issued by the Issuer pursuant to transactions that took place on December 20, 2012.

CUSIP No. 265338707	Schedule 13D/A	Page 5 of 7 Pages

ITEM 1.	Security and Issuer.

Item 1 of the Schedule 13D (as defined below) is hereby amended to add the following:

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on December 22, 2011 (the “Original 13D”) with the United States Securities and Exchange Commission (the “SEC”), as amended on September 11, 2012 (the “Amendment No. 1”, and together with the Original 13D, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (“Common Stock”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is: Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 20, 2012, in connection with the Stock Purchase Agreement (defined below), the Reporting Persons entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer and the other investors who are signatories thereto. Under the Registration Rights Agreement, the Issuer agreed to use its commercially reasonable efforts to file with the SEC and to cause to become effective a registration statement relating to the Common Stock. The Issuer also agreed to use its commercially reasonable efforts to keep the shelf registration statement effective until the earliest to occur of (i) the disposition of all shares of registrable securities registered under the shelf registration statement, (ii) the availability under Rule 144 of the Securities Act of 1933, as amended, for each holder of registrable securities to immediately freely resell without restriction all registrable securities held by such holder and covered by the shelf registration statement or (iii) the cessation of all such shares to be outstanding.

The above summary of the material terms of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.1.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 is hereby amended to add the following:

On December 20, 2012, the Reporting Persons and the Issuer entered into a privately negotiated Common Stock Purchase Agreement (the “Stock Purchase Agreement”). Pursuant to the terms of the Stock Purchase Agreement, the Issuer agreed to issue up to 8,168,014 shares of Common Stock at a purchase price of $1.60 per share or a total purchase price of up to $13,068,822.41 to the Reporting Persons. The Issuer will issue 4,900,808 shares of Common Stock in exchange for $7,841,293.45 at the initial closing. Upon the Issuer’s election, and subject to the Issuer meeting certain performance objectives, the Issuer may conduct two additional closings with the Reporting Persons prior to December 31, 2013 (each an “Additional Closing”). In each Additional Closing, the Issuer will issue up to 1,633,602 shares of Common Stock at a purchase price of $1.60 per share or a total purchase price of up to $2,613,764.48. The Reporting Persons may also elect to require the Issuer to conduct a closing in which the Issuer will issue the remaining shares of Common Stock to be issued pursuant to the Stock Purchase Agreement, upon the occurrence of certain events specified in the Stock Purchase Agreement, including, but not limited to, a change of control of the Issuer or at the expiration of the Stock Purchase Agreement.

If at the time of an Additional Closing the Issuer has failed to comply with any condition required for the Additional Closing as set forth in the Stock Purchase Agreement, each Reporting Person may give notice to the Issuer that such Reporting Person elects to participate in the Additional Closing despite the failed condition. If two-thirds of the investors elect to participate in the Additional Closing, the Issuer may require the remaining non-electing Reporting Persons to participate in the Additional Closing.

CUSIP No. 265338707	Schedule 13D/A	Page 6 of 7 Pages

Subject to certain exceptions, if the Issuer wishes to (A) issue and sell any shares of capital stock or any security convertible into or exchangeable for capital stock or (B) issue and sell any debt securities of the Issuer or any of its subsidiaries or consummate any bank, syndicated credit or other debt financing, the Reporting Persons shall have the right to purchase up to their proportionate percentage of the shares of capital stock or debt securities (“Preemptive Rights”). The proportionate percentage is calculated based on the Reporting Person’s pro rata Common Stock ownership as among all investors as of December 20, 2012.

The Reporting Persons do not have Preemptive Rights in certain situations including, but not limited to, any refinancing of the Issuer’s Existing Credit Facility (as defined in the Stock Purchase Agreement) with another syndicated reserve-based credit facility that meets the refinancing requirements set forth in the Stock Purchase Agreement.

The above summary of the material terms of the Stock Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, a copy of which is filed as Exhibit 99.2.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 99.1:	Registration Rights Agreement, dated December 20, 2012, by and among the Issuer and the Investors listed on the signature pages thereto.

Exhibit 99.2:	Common Stock Purchase Agreement, dated December 20, 2012, by and among the Issuer and the Investors listed on the signature pages thereto.

CUSIP No. 265338707	Schedule 13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Strategic Value Partners, LLC		SVP Special Situations LLC

By:	Victor Khosla, Chief Investment Officer	By:	Strategic Value Partners, LLC

			By:	Victor Khosla, Chief Investment Officer

By:	/s/ Victor Khosla		By:	/s/ Victor Khosla
Name:	Victor Khosla		Name:	Victor Khosla

Victor Khosla

By:	/s/ Victor Khosla
Name:	Victor Khosla

December 24, 2012

ATTENTION:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).